Schering to develop selective cancer diagnostics with Peregrine

Berlin, January 6, 2003 - Schering AG, Germany (FSE: SCH, NYSE: SHR) has obtained a worldwide exclusive license in the field of selective cancer diagnostics from US-based company Peregrine Pharmaceuticals, Inc., Tustin, California (Nasdaq: PPHM). Under the terms of the agreement, Schering will have the exclusive right to develop and commercialize VTA (Vascular Targeting Agents) based imaging and diagnostic agents for oncology. VTA based imaging agents target surface structures in new growing blood vessels induced by tumors. Due to the specific targeting of these structures, VTAs may localize tumors much more quickly and effectively. Financial terms of the agreement were not disclosed.

"The expansion of our activities in the vascular targeting area is another important step to secure potential growth for the future," stated Professor Matthias Braeutigam, Head of Research Diagnostics&Radiopharmaceuticals at Schering AG. "Peregrine's profound intellectual property will strengthen our position in this field and in particular support our strategic approach to bridge diagnosis and therapy."

"We feel that Schering is an ideal partner for imaging and diagnostic VTAs based on their expertise in the field," stated Steven King, Peregrine's chief operating officer. "Schering's expertise and global leadership in diagnostics ideally positions the prospects for successful development of VTAs for diagnostic applications."


END
Additional information:

It is believed that VTA based imaging agents may be ideal for imaging a wide variety of cancer types. Most traditional tumor imaging and diagnostic agents must traverse the tumor blood vessel network and associated structures in order to reach the cancer cells that they target. VTA based imaging agents generally target structures in direct contact with the blood. By targeting the blood vessel structures directly, the VTAs may localize much more quickly and effectively. In this way, VTA based imaging agents may be designed that will have fast localization and clearance properties that will result in a good signal-to-noise ratio. A good signal-to-noise ratio makes it easier for physicians to distinguish between tumor tissue and the surrounding normal tissues. In addition, since VTA based imaging agents will likely target structures common to blood vessels in a variety of tumor types, a single VTA based imaging agent may be useful for imaging a variety of solid tumors.


Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control&Hormone Therapy, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work


This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Business Communication: Dr Friedrich von Heyl, T: +49-30-468 15296, friedrich.vonheyl@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38; peter.vogt@schering.de Pharma Communication: Dr Claudia Schmitt, T: +49-30-468 158 05, claudia.schmitt@schering.de

Your contacts in the US:

Media Relations: Kimberly Jordan, T:+1-973-487 2592, kimberly_jordan@berlex.com
Investor Relations: Joanne Marion, T: +1-973-487 2164, joanne_marion@berlex.com

Find additional information at: www.schering.de/eng